JENNIFER CONVERTIBLES, INC.

419 Crossways Park Drive

Woodbury, NY 11797

516-496-1900

May 14, 2007

Mr. Michael Moran

Branch Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:      Jennifer Convertibles, Inc.

                        Form 10-K, for the year ended August 26, 2006

                        Filed November 22, 2006

                        File No. 1-9681

Dear Mr. Moran:

The following are your comments and our responses to your comment letter to us dated April 17, 2007.  We hope that you find our responses sufficient and we look forward to resolving any issues that you may have.

Form 10-K for the Year Ended August 26, 2006

1.    We note your response to comment 7 of our letter dated February 16, 2007.  Given that you split revenue with the Private Company for the lifetime protection plans, it is not clear why you are obligated to provide the Private Company with monthly payments through August 2008.  Please clarify what is the nature of these payments.  Further, it appears that although you may continue to transfer your obligations under protection plans to the Private Company after the expiration of the agreement on August 30, 2008, the Private Company will still be responsible for performance of any obligations associated with contracts that it assumed previously.  Please confirm that this is true.

        Response

        The payments to the Private Company represent their share of the revenue from sales of fabric protection plans by the Company on behalf of the Private Company.  The agreement with the Private Company provides that the Company split the revenue by paying $50,000 per month in exchange for the Private Company assuming the responsibility for servicing fabric protection claims indefinitely under warranties sold on their behalf by the Company. This is the only amount that is paid to the Private Company in connection with the servicing of the fabric protection claims under the warranties sold by the Private Company.  The amount paid to the Private Company is adjusted on an annual basis by $50,000 upwards or downwards for each $1,000,000 by which the combined Company and Private Company revenues from the sales of fabric protection exceed $11,000,000 for such fiscal year.

    The Private Company is and will be responsible for servicing all of the fabric protection claims under warranties sold by the Company prior to August 30, 2008.

2.    We note your response to comment 8 of our letter dated February 16, 2007.  Simply determining whether an entity is a VIE at its creation or at the reporting enterprise’s first date of involvement with that entity is not sufficient under FIN 46R.  Based on your disclosure in Note 3 to your financial statements it appears that the Settlement Order issued on February 4, 2005, by the United States District Court of the Eastern District of New York was a reconsideration event pursuant to paragraph 7 of FIN 46R as the Order contained numerous changes with respect to the contractual agreements with the Private Company.  It should be noted, that if one of the reconsideration events in paragraph 7 occurs, the entity’s VIE status will be reevaluated as of that date, and a prior history of operating losses that have reduced the equity investment will be considered as part of that analysis.  In this regard, reevaluate the Private Company’s VIE status at such time the Order became effective.  If you conclude that the Private Company is now a VIE, please address who is the primary beneficiary.  Please be detailed in your response and discuss each contractual arrangement that changed since your initial involvement with the Private Company.  We may have further comment.

        Response

        The Company does not believe that the settlement order issued by the United States District Court for the Eastern District of New York, on February 4, 2005, was a reconsideration event, as such order approved a series of agreements that the Company had entered into with the Private Company on July 6, 2001, which had been in effect since that date under the terms of an Interim Operating Agreement.  These agreements were the result of independent negotiations between the Company and the Private Company for settlement of a Derivative Action brought against the companies and certain of their officers. Participating in the finalization of the Agreements were third party objectors in the litigation.

        Neither party admitted nor believed that there were any improprieties resulting from the transactions that had occurred between the companies.  All arrangements were at fair market value. However, both the Company and the Private Company saw the benefits for the Company to “unplug” the relationship that formally existed resulting in the settlement agreements. These agreements were designed to eliminate any perception of conflicts between the two companies. The stipulation of the Private Company to enter into negotiations, rather than pursue litigation, was the requirement they would continue as a viable independent company paying a fair and affordable rate for services received and receiving a value for the opportunities surrendered.  The driving force for the Private Company was to insure that it would continue to earn approximately the same from operations after the settlement. These negotiations resulted in the settlement agreements approved by the objectors and ultimately the court.

        The contractual changes under the Interim Operating Agreement, are disclosed in Note 3 to the financial statements.  Based on the requirements of the Private Company in order to effect the change described above, the Company does not believe that the contractual arrangements between the Company and the Private Company were changed in a manner that changed the adequacy of the Private Company's equity investment at risk or the characteristics of such equity interest and, accordingly, did not cause the Private Company to come a variable interest entity.

Should you have any questions, please do not hesitate to contact us.

Sincerely,

JENNIFER CONVERTIBLES, INC.

By: /s/    Harley J. Greenfield

Harley J. Greenfield, Chief Executive Officer